EXHIBIT 99.1

Costamare Inc. Announces Election of Class I Director at 2023 Annual Meeting of Stockholders

MONACO, Oct. 03, 2023 (GLOBE NEWSWIRE) -- Costamare Inc. (the “Company”) (NYSE: CMRE), an international owner and provider of containerships and dry bulk vessels for charter, announced the election of one Class I director at the Company’s virtual annual meeting of stockholders held today.

The elected Class I director is Konstantinos Zacharatos who was elected to hold office for a term ending at the annual meeting of stockholders in 2026 and until his successor has been duly elected and qualified.

Stockholders also ratified the appointment of Ernst & Young (Hellas) Certified Auditors Accountants S.A. as the Company’s independent auditors for the fiscal year ending December 31, 2023.

About Costamare Inc.

Costamare Inc. is one of the world's leading owners and providers of containerships and dry bulk vessels for charter. The Company has 49 years of history in the international shipping industry and a fleet of 70 containerships, with a total capacity of approximately 520,000 TEU and 44 dry bulk vessels with a total capacity of approximately 2,687,000 DWT (including two secondhand vessels that we have agreed to acquire). The Company also has a dry bulk operating platform which charters in/out dry bulk vessels, enters into contracts of affreightment, forward freight agreements and may also utilize hedging solutions. The Company participates in a leasing business that provides financing to third party owners. The Company’s common stock, Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and Series E Preferred Stock trade on the New York Stock Exchange under the symbols “CMRE”, “CMRE PR B”, “CMRE PR C”, “CMRE PR D” and “CMRE PR E”, respectively.

Forward-Looking Statements

This press release contains “forward-looking statements”. In some cases, you can identify these statements by forward-looking words such as “believe”, “intend”, “anticipate”, “estimate”, “project”, “forecast”, “plan”, “potential”, “may”, “should”, “could” and “expect” and similar expressions. These statements are not historical facts but instead represent only the Company’s belief regarding future results, many of which, by their nature, are inherently uncertain and outside of the Company’s control. It is possible that actual results may differ, possibly materially, from those anticipated in these forward-looking statements. For a discussion of some of the risks and important factors that could affect future results, see the discussion in the Company’s Annual Report on Form 20-F (File No. 001-34934) under the caption “Risk Factors”.

Company Contacts:
Gregory Zikos - Chief Financial Officer
Konstantinos Tsakalidis - Business Development

Costamare Inc., Monaco
Tel: (+377) 93 25 09 40
Email: ir@costamare.com